                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-31437

                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED
                  CUMULATIVE SUPPLEMENT DATED APRIL 9, 1999 TO
                        PROSPECTUS DATED AUGUST 18, 1998
                            (INCLUDES INFORMATION IN
                       SUPPLEMENT DATED NOVEMBER 16, 1998
                     AND SUPPLEMENT DATED JANUARY 21, 1999
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                       DESCRIPTION OF PROPERTIES (PAGE 2)

     This section sets forth information on the Company's acquisition of the office facility leased to Advanced Micro Devices, Inc., the industrial and office facility leased to Contraves Brashear Systems, L.P., the industrial and office facility leased to Intesys Technologies, Inc., the office facility leased to CompuCom Systems, Inc., and the warehouse and office facility leased to Production Resource Group, L.L.C.

                             THE OFFERING (PAGE 12)

     This section sets forth information on the sale of shares and the issuance of shares to shareholders.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                         DESCRIPTION OF THE PROPERTIES

PROPERTY LEASED TO ADVANCED MICRO DEVICES, INC.

     General

     On December 22, 1998, the Corporate Property Associates 14 Incorporated (the "Company"), Carey Institutional Properties Incorporated ("CIP(R)") and Corporate Property Associates 12 Incorporated ("CPA(R):12") through their interests in a newly formed limited liability company (the "AMD LLC") acquired from CIBC, Inc. an office facility (the "AMD Facility"). The AMD Facility, containing approximately 364,000 square feet, is located on 45.625 acres of land in Sunnyvale, California. The AMD Facility is suitable and adequate for its intended uses. The Company, CIP(R) and CPA(R):12 each own a one-third interest in the AMD LLC. The cost of the AMD Facility will be depreciated for tax purposes over a 40-year period on a straight line basis.

     Concurrently with the acquisition of the AMD Facility, the AMD LLC entered into a net lease with the AMD (the "AMD Lease"). Material terms of the AMD Lease are described below.

PURCHASE TERMS

     The cost to the AMD LLC of acquiring the AMD Facility, including the Acquisition Fee payable to an Affiliate of the Advisor, is $95,287,958, an amount less than the Appraised Value of the AMD Facility. The AMD LLC paid an Acquisition Fee of $3,017,451 to W.P. Carey & Co, Inc. ("W.P. Carey & Co."), an affiliate of the Advisor, Carey Property Advisors. W.P. Carey & Co. will receive a Subordinated Acquisition fee of $158,813 payable each of the next eight years, but will only receive the full amount if the Company and CPA(R):12 satisfy the Preferred Return.

DESCRIPTION OF THE LEASE

     General

     The AMD Lease is absolutely net and bondable and in normal financeable form. AMD will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the AMD Facility, except for the AMD LLC's debt service and income taxes. In the opinion of management, the AMD Property is adequately covered by insurance.

     Term

     The initial term of the AMD Lease is 20 years followed by two ten-year renewal terms at the option of AMD.

     Rent

     The annual rent during the initial term under the AMD Lease is $9,145,500, adjusted every three years based on a multiple of the increase in the Consumer Price Index ("CPI"), capped at 6.903% for each three year period.

DESCRIPTION OF FINANCING

     Concurrently with the acquisition of the AMD Facility, the AMD LLC obtained a mortgage loan in the amount of $68,250,000 from GMAC Commercial Mortgage Corporation with a ten-year term and thirty (30) year amortization schedule at an interest rate of 7.78%.

DESCRIPTION OF ADVANCED MICRO DEVICES, INC.

     AMD is a global supplier of integrated circuits for the personal and networked computer and communications market. AMD produces processors, flash memories, programmable logic devices and products for communications and networking applications.

     Financial statements for AMD are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for
AMD:

                                                          YEAR ENDED DECEMBER 31,
                                                 -----------------------------------------
                                                    1998           1997           1996
                                                 -----------    -----------    -----------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
Net sales......................................  $2,542,141     $2,356,375     $1,953,019
Expenses.......................................   2,705,783      2,447,028      2,206,329
Operating income...............................    (163,642)       (90,653)      (253,310)
Net income.....................................    (103,960)       (21,090)       (68,950)
Net income per common share (basic)............       (0.72)         (0.15)         (0.51)

                                                            AS OF DECEMBER 31,
                                                 -----------------------------------------
                                                    1998           1997           1996
                                                 -----------    -----------    -----------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Cash and short-term investments................  $  697,025     $  467,032     $  586,198
Total current assets...........................   1,562,027      1,175,267      1,029,077
Property, plant and equipment, net.............   2,268,468      1,990,689      1,787,402
Total assets...................................   4,252,968      3,515,271      3,145,283
Total current liabilities......................     840,719        726,770        583,473
Total shareholders' equity.....................   2,005,049      2,029,543      2,021,878

PROPERTY LEASED TO CONTRAVES BRASHEAR SYSTEMS, L.P.

  General

     On December 28, 1998, Company purchased from Stupar Holdings Corporation an industrial and office facility (the "Contraves Facility"). The Contraves Facility, containing approximately 151,124 square feet, is located in Pittsburgh, Pennsylvania. The Contraves Facility is suitable and adequate for its intended uses. The cost of the Contraves Facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the Contraves Facility, the Company entered into a net lease with Contraves (the "Contraves Lease") with Contraves Brashear Systems, L.P. Material terms of the Contraves Lease are described below.

PURCHASE TERMS

     The cost to the Company of acquiring the Contraves Facility, including the Acquisition Fee payable to the Advisor, was $6,806,283, an amount less than the leased fee Appraised Value of the Contraves Facility. The Company paid an acquisition fee of $170,157 to W.P. Carey & Co. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of $17,016 payable in each of the next eight years, but only if the Company satisfies the Preferred Return.

DESCRIPTION OF THE LEASE

  General

     The Contraves Lease is absolutely net and bondable and in normal financeable form. Contraves will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Contraves Facility. In the Company's opinion, the Contraves Facility is adequately covered by insurance.

  Term

     The initial term of the Contraves Lease is fifteen years, followed by two five-year automatic renewal terms, unless Contraves notifies the Company in writing at least fifteen calendar months prior to the expiration of the term that Contraves is terminating the Contraves Lease.

  Rent

     The initial annual rent under the Contraves Lease is $643,500 payable quarterly in advance in equal installments of $160,875. Additionally, the Contraves Lease provides that annual rent will be adjusted every three years based on increased in the CPI capped at 9.27% for each rent increase.

DESCRIPTION OF FINANCING

     Peoples Bank of Western Pennsylvania provided non-recourse mortgage financing to the Company in the form of a loan in the amount of $4,225,000 with a ten year maturity and a 7.50% fixed rate of interest for ten years and with payments made in accordance with a 25-year amortization schedule.

DESCRIPTION OF CONTRAVES BRASHEAR SYSTEMS, L.P.

     Contraves designs and manufactures electro-optical and electro-mechanical systems and instrumentation for commercial and defense markets. The company operates in four product areas: telescope systems, optical components, electro-optical systems for fire control, tracking and surveillance and small arms fire control systems.

     Contraves was incorporated in September, 1997. The following is a summary of selected financial data for Contraves for the last year:

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 27, 1998
                                                              ------------------
                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS
Contract revenue............................................       $21,704
Cost of sales...............................................        18,977
Interest expense............................................           128
Net income..................................................           501

                                                          AS OF SEPTEMBER 27, 1998
                                                          ------------------------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA
Cash and investments....................................          $   445
Total assets............................................           13,198
Long liabilities........................................            8,690
Partners' capital.......................................            3,500
Total equity............................................            4,508

PROPERTY LEASED TO INTESYS TECHNOLOGIES, INC.

  General

     On February 3, 1999, the Company and CPA(R):12 jointly formed a limited liability company (the "Intesys LLC") to purchase from Intesys Technologies, Inc. ("Intesys") an office and manufacturing facility (the "Intesys Facility"). The Intesys Facility, containing approximately 243,370 square feet, is located in Gilbert, Arizona. The Intesys Facility is suitable and adequate for use as a light industrial/office facility. The cost of the Intesys Facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the Intesys Facility, the Intesys LLC entered into a net lease (the "Intesys Lease") with Intesys for the Intesys Facility. Material terms of the Intesys Lease are described below.

PURCHASE TERMS

     The cost to the Intesys LLC of acquiring the Intesys Facility, including the Acquisition Fee payable to W. P. Carey & Co., was approximately $23,560,209, an amount less than the leased fee Appraised Value of the Intesys Facility. The Intesys LLC paid an Acquisition Fee of $589,005 to W.P. Carey & Co. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of $58,900, payable each of the next eight years, but only if the Company satisfies the Preferred Return.

DESCRIPTION OF THE LEASE

  General

     The Intesys Lease is absolutely net and bondable and in normal financeable form. Intesys will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the Intesys Facility. In the opinion of management, the Intesys Facility is adequately covered by insurance.

  Term

     The initial term of the Intesys Lease is twenty years, followed by two ten-year renewal terms at the option of Intesys.

  Rent

     The initial annual rent under the Intesys Lease is $2,274,750 payable quarterly in advance in equal installments of $568,687.50. Additionally, the Intesys Lease provides that beginning at the end of the third year of the initial term and every three years thereafter, the annual rent for each of the next three years of the term will be adjusted by a formula that increases the annual rent by the cumulative increase in the CPI over the immediately preceding three years, but not in excess of 9% for each three year period.

DESCRIPTION OF FINANCING

     The Intesys LLC is currently seeking mortgage financing for the Intesys Facility.

DESCRIPTION OF INTESYS SYSTEMS, L.P.

     Founded in 1972 as Pixlly-Richards West, Inc., Intesys is a high-end, value-added injection molder. The Company designs, produces and assembles plastic components for use in other companies' end products.

     The following is a summary of selected financial data for Intesys for three years:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1998        1997        1996
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
INCOME STATEMENT
Revenue............................................  $142,757    $156,744    $122,332
Net income.........................................    13,714      14,714       9,668
Income (loss) before extraordinary item............     1,741         865      (2,457)
Net income (loss)..................................      (496)        451      (3,306)

                                                               AS OF DECEMBER 31,
                                                     --------------------------------------
                                                        1998          1997          1996
                                                     ----------    ----------    ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Cash and equivalents...............................   $    955      $     43      $    166
Accounts receivable................................     14,200        23,738        18,739
Total assets.......................................     60,344        70,301        68,574
Accounts payable...................................      8,814        16,231        10,888
Long term debt.....................................    100,050        92,778        99,352
Total shareholder's equity.........................    (57,044)      (55,948)      (56,400)

PROPERTY LEASED TO COMPUCOM SYSTEMS, INC.

  General

     On March 31, 1999, the Company, CIP(R) and CPA(R):12, through their interests in a newly formed limited liability company (the "CompuCom LLC"), acquired from CompuCom Systems, Inc. ("CompuCom") an office facility (the "CompuCom Facility"). The CompuCom Facility, containing approximately 250,000 square feet, is located on approximately 20 acres of land in Dallas, Texas. The CompuCom Facility is suitable and adequate for its intended uses. The cost of the CompuCom Facility will be depreciated for tax purposes over a 40-year period on a straight line basis.

     Concurrently with the acquisition of the CompuCom Facility, the CompuCom Facility entered into a net lease with CompuCom (the "CompuCom Lease") material terms of the CompuCom Lease are described below.

PURCHASE TERMS

     The cost of acquiring the CompuCom Facility, including the Acquisition Fee payable to W.P. Carey & Co., was $39,790,500, an amount less than the Appraised Value of the CompuCom Facility. The CompuCom LLC paid an Acquisition Fee of $1,259,981 to W.P. Carey & Co. W.P. Carey will receive a Subordinated Acquisition Fee of $66,315 payable in each of the next eight years, but only if the Company satisfies the Preferred Return.

DESCRIPTION OF THE LEASE

  General

     The CompuCom Lease is triple net. CompuCom will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the CompuCom Facility.

  Term

     The initial term of the CompuCom Lease commenced on March 31, 1999, and shall continue for a period of twenty (20) years followed by two successive five-year renewal terms at the option of CompuCom.

  Rent

     The annual rent during the initial term of the CompuCom Lease is $3,914,000 adjusted every three years based on increases in the CPI, capped at 13.30% for each three year period.

DESCRIPTION OF FINANCING

     Concurrently with the acquisition of the CompuCom Facility, the CompuCom LLC obtained a mortgage loan in the amount of $23,000,000 from Wells Fargo Bank, N.A. with a ten-year term and twenty-five

(25) year amortization schedule at an interest rate of 7.215% per annum. Under the loan agreement, the Company guaranteed jointly and severally with CPA(R):12 and CIP(R) certain recourse obligations of the CompuCom LLC.

DESCRIPTION OF COMPUCOM SYSTEMS, INC.

     CompuCom provides network integration services and desktop products for large corporate customers.

     Financial statements for CompuCom are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for CompuCom:

                                                          YEAR ENDED DECEMBER 31
                                                 -----------------------------------------
                                                    1998           1997           1996
                                                 -----------    -----------    -----------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
Total revenue..................................  $2,254,465     $1,949,802     $1,995,191
Gross margin...................................     283,960        267,545        240,963
Total operating expenses.......................     264,550        199,564        184,321
Net earnings...................................         401        35 ,194         30,471
Earnings per common share (basic)..............        0.01           0.75           0.66

                                                              YEAR ENDED DECEMBER 31
                                                     -----------------------------------------
                                                        1998           1997           1996
                                                     -----------    -----------    -----------
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Cash...............................................   $  4,453       $  4,456       $  4,320
Total current assets...............................    415,422        382,435        618,890
Property, plant and equipment, net.................     72,004         63,359         54,308
Total assets.......................................    545,489        462,590        692,985
Long term debt.....................................     81,929         97,400        236,450
Total stockholders' equity.........................    210,281        210,200        171,098

PROPERTY LEASED TO PRODUCTION RESOURCE GROUP, L.L.C.

  General

     On March 31, 1999, the Company purchased from Scenic Properties L.L.C. a warehouse and office facility (the "PRG Facility"). The PRG Facility, containing 105,000 square feet, is located on approximately 5.69 acres of land in Las Vegas, Nevada. The PRG Facility is suitable and adequate for its intended uses. The cost of the PRG Facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the PRG Facility, the Company entered into a net lease (the "PRG Lease) with Production Resource Group, L.L.C. Material terms of the PRG Lease are described below.

PURCHASE TERMS

     The cost of acquiring the PRG Facility, including the Acquisition Fee payable to W.P. Carey & Co., was $8,380,000, an amount less than the Appraised Value of the PRG Facility. The Company paid an Acquisition Fee of $211,111 to W.P. Carey & Co. W.P. Carey & Co. will receive a Subordinated Acquisition Fee of $21,111 payable in each of the next eight years, but only if the Company satisfies the Preferred Return.

DESCRIPTION OF THE LEASE

  General

     The PRG Lease is triple net. PRG will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the PRG Facility. In the Company's opinion, the PRG Facility is adequately covered by insurance.

  Term

     The initial term of the PRG Lease commenced on March 31, 1999, and shall continue for a period of fifteen (15) years followed by two successive five-year renewal terms at the option of PRG.

  Rent

     The annual rent during the initial term under the PRG Lease is $884,000, payable quarterly in advance in equal installments of $221,000. Additionally, the PRG Lease provides that annual rent will be adjusted every two years based on cumulative increases in the CPI.

DESCRIPTION OF FINANCING

     The Company is currently seeking financing from an institutional lender.

DESCRIPTION OF PRODUCTION RESOURCES GROUP, L.L.P.

     PRG is a designer and producer of sets for themed events and Broadway shows as well as a lessor of equipment for corporate themed events.

     Financial Statements for PRG are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for
PRG:

                                                             YEAR ENDED DECEMBER 31,
                                                     ---------------------------------------
                                                        1998         1997           1996
                                                     ----------    ---------    ------------
                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
Revenues...........................................   $174,603      $75,180      $1,953,019
Total costs........................................    119,114       52,312       2,206,329
Gross profit.......................................     55,489       22,868        (253,310)
Net income (loss)..................................     (5,967)      (7,771)        (68,950)

                                                                 AS OF DECEMBER 31,
                                                      ----------------------------------------
                                                         1998           1997           1996
                                                         ----           ----           ----
                                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
BALANCE SHEET DATA
Cash and cash equivalents...........................   $  6,014       $ 27,164       $   719
Total current assets................................     59,902         56,658         3,858
Property, plant and equipment, net..................     82,096         49,236         7,784
Total assets........................................    196,106        128,252        11,969
Total current liabilities...........................     46,759         21,426         3,320
Total long-term debt................................    149,195        103,743         1,113

                                  THE OFFERING

     On March 15, 1999 the Company issued 4,190,272 shares to investors in return for approximately $41,805,071, net of discounts, in net proceeds previously held in escrow. As of March 15, 1999, the Company had issued a total of 16,008,172 shares in exchange for gross proceeds of approximately $159,926,921, net of discounts.